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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                               -------------------

                                  SCHEDULE 13G
                 Under the Securities Exchange Act of 1934 )(1)



                             Utopia Marketing, Inc.
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                                (Name of Issuer)

                     Common Stock, par value $.01 per share
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                         (Title of Class of Securities)

                                    795843101
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                                 (CUSIP Number)

                                 October 6, 1999
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             (Date of Event Which Requires Filing of this Statement)



         Check the appropriate box to designate the rule pursuant to which this
Schedule is filed:

         / /      Rule 13d-1(b)

         /X/      Rule 13d-1(c)

         / /      Rule 13d-1(d)







------------------------------

         (1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

         The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


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CUSIP No. 795843101
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  1.     NAMES OF REPORTING PERSONS
         I.R.S IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

         Sumitomo Corporation of America

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  2.     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*             (a) / /
                                                                       (b) / /

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  3.     SEC USE ONLY


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  4.     CITIZENSHIP OR PLACE OR ORGANIZATION

         New York

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      NUMBER OF         5.    SOLE VOTING POWER                 1,000,000
        SHARES
                      ----------------------------------------------------------
     BENEFICIALLY       6.       SHARED VOTING POWER            0
       OWNED BY
                      ----------------------------------------------------------
         EACH           7.       SOLE DISPOSITIVE POWER         1,000,000
      REPORTING
                      ----------------------------------------------------------
     PERSON WITH        8.       SHARED DISPOSITIVE POWER       0

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  9.     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                   1,000,000

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  10.    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
         CERTAIN SHARES*                                                   / /

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  11.    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

                  6.6%
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  12.    TYPE OF REPORTING PERSON*

                  CO
--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!



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Item 1(a).        Name of Issuer:

                  Utopia Marketing, Inc.

Item 1(b).        Address of Issuer's Principal Executive Offices:

                  312 Clematis Street
                  Suite 500
                  West Palm Beach, Florida 33401

Item 2(a).        Names of Person Filing:

                  Sumitomo Corporation of America

Item 2(b).        Address of Principal Business Office or, if none, Residence:

                  600 Third Avenue
                  New York, New York 10016

Item 2(c).        Citizenship:

                  New York

Item 2(d).        Title of Class of Securities:

                  Common Stock, par value $.01 per share ("Common Stock")

Item 2(e).        CUSIP Number:

                  795843101

Item 3. If This Statement is Filed Pursuant to Rule 13d-1(b), or 13d-2(b) or (c), Check Whether the Person Filing is a:

                  (a)  / /    Broker or dealer registered under Section 15 of
                              the Act;
                  (b)  / /    Bank as defined in Section 3(a)(6) of the Act;
                  (c)  / /    Insurance company as defined in Section 3(a)(19)
                              of the Act;
                  (d)  / /    Investment company registered under Section 8 of
                              the Investment Company Act of 1940;
                  (e)  / /    An investment adviser in accordance with Rule
                              13d-1(b)(1)(ii)(E);


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                  (f)  / /    An employee benefit plan or endowment fund in
                              accordance with Rule 13d-1(b)(1)(ii)(F);
                  (g)  / /    A parent holding company or control person in
                              accordance with Rule 13d-1(b)(ii)(G);
                  (h)  / /    A savings association as defined in Section 3(b)
                              of the Federal Deposit Insurance Act;
                  (i)  / /    A church plan that is excluded from the definition
                              of an investment company under Section 3(c)(14) of
                              the Investment Company Act of 1940;
                  (j)  / /    Group, in accordance with Rule 13d-1(b)(1)(ii)(J).


Item 4.           Ownership.

         (a)      Amount Beneficially Owned:

                                                         Aggregate Number of
Name                                                  Shares Beneficially Owned
-------------------------------------                 -------------------------
Sumitomo Corporation of America                               1,000,000

         (b)      Percent of Class:

                  6.6% based on 15,216,367 shares of Common Stock issued and outstanding on April 10, 2000.

         (c)      Number of shares as to which persons filing statement have:

                  (i) Sole power to vote or to direct the vote:

                  Sumitomo Corporation of America - 1,000,000 shares of Common Stock

                  (ii) Shared power to vote or to direct the vote:

                  None.

                  (iii) Sole power to dispose or to direct the disposition of:

                  Sumitomo Corporation of America - 1,000,000 shares of Common Stock

                  (iv) Shared power to dispose or to direct the disposition of:

                  None.


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Item 5.           Ownership of Five Percent or Less of a Class.

         Not Applicable.

Item 6.           Ownership of More than Five Percent on Behalf of Another
                  Person.

         Not Applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

         Footwear Collection Corp. (f/k/a Ipanema Shoe Corporation), a wholly-owned subsidiary of Sumitomo Corporation of America.

Item 8.           Identification and Classification of Members of the Group.

         Not Applicable.

Item 9.           Notice of Dissolution of Group.

         Not Applicable.

Item 10.          Certification.

         Sumitomo Corporation of America certifies that it has not acquired the security being reported on with any purpose, or with the effect of, changing or influencing the control of the issuer, or in connection with or as a participant in any transaction having that purpose or effect, including any transaction subject to Rule 13d-3(b).



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                                    SIGNATURE

                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date:   July 19, 2000

SUMITOMO CORPORATION OF AMERICA


By:     /s/ Kotaro Nakata
    ----------------------------------
    Name:   Kotaro Nakata
    Title:  Vice President, Investment Management


         NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties for whom copies are to be sent.

         Attention:        Intentional misstatements or omissions of fact
                           constitute Federal criminal violations (See
                           18 U.S.C. 1001).